SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 28, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐       No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports fourth quarter and annual 2021 results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2021 RESULTS1

QUARTERLY ADJUSTED EBITDA2 TOTALED NIS 250 MILLION

NET DEBT2 TOTALED NIS 744 MILLION

QUARTERLY CELLULAR SUBSCRIBER GROWTH TOTALED 4 THOUSAND. EXCLUDING
MINISTRY OF EDUCATION'S PACKAGES, QUARTERLY CELLULAR SUBSCRIBER GROWTH
TOTALED 22 THOUSAND

PARTNER’S FIBER-OPTIC SUBSCRIBER BASE TOTALS 225 THOUSAND
AS OF TODAY

 THE NUMBER OF HOUSEHOLDS IN BUILDINGS CONNECTED TO PARTNER’S FIBER-
OPTIC INFRASTRUCTURE TOTALS 740 THOUSAND AS OF TODAY

2021 Annual Highlights (compared with 2020)
•	Total Revenues: NIS 3,363 million (US$ 1,081 million), an increase of 5%
•	Service Revenues: NIS 2,635 million (US$ 847 million), an increase of 5%
•	Equipment Revenues: NIS 728 million (US$ 234 million), an increase of 7%
•	Total Operating Expenses (OPEX) [2]: NIS 1,901 million (US$ 611 million), an increase of 2%
•	Adjusted EBITDA: NIS 922 million (US$ 296 million), an increase of 12%
•	Profit for the Year: NIS 115 million (US$ 37 million), an increase of NIS 98 million
•	Adjusted Free Cash Flow (before interest)[2]: negative NIS 43 million (US$ 14 million), a decrease of NIS 115 million
•	Cellular ARPU: NIS 48 (US$ 15), a decrease of 6%
•	Cellular Subscriber Base: approximately 3.02 million at year-end, an increase of 187 thousand subscribers
•	Fiber-Optic Subscriber Base: 212 thousand subscribers at year-end, an increase of 73 thousand subscribers
•	Homes Connected (HC) to Partner's Fiber-Optic Infrastructure: 700 thousand at year-end, an increase of 235 thousand
•	Infrastructure-Based Internet Subscriber Base: 374 thousand subscribers at year-end, an increase of 45 thousand subscribers
•	TV Subscriber Base[3]: 226 thousand subscribers at year-end, a decrease of 6 thousand subscribers

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.
3 In the second quarter of 2021, the Company removed from its TV subscriber base approximately 21 thousand subscribers who had joined the company at various times and had remained in trial periods of over six months without charge or usage.

Fourth quarter 2021 highlights (compared with fourth quarter 2020)
•	Total Revenues: NIS 853 million (US$ 274 million), an increase of 6%
•	Service Revenues: NIS 675 million (US$ 217 million), an increase of 7%
•	Equipment Revenues: NIS 178 million (US$ 57 million), an increase of 1%
•	Total Operating Expenses (OPEX): NIS 469 million (US$ 151 million), a decrease of 2%
•	Adjusted EBITDA: NIS 250 million (US$ 80 million), an increase of 23%
•	Profit for the Period: NIS 77 million (US$ 25 million), an increase of NIS 72 million
•	Adjusted Free Cash Flow (before interest): negative NIS 79 million (US$ 25 million), a decrease of NIS 76 million
•	Cellular ARPU: NIS 48 (US$ 15), a decrease of 2%
•	Cellular Subscriber Base: approximately 3.02 million at quarter-end, an increase of 7%
•	Fiber-Optic Subscriber Base: 212 thousand subscribers at quarter-end, an increase of 73 thousand subscribers since Q4 2020, and an increase of 20 thousand in the quarter
•	Homes Connected (HC) to Partner's Fiber-Optic Infrastructure: 700 thousand at quarter-end, an increase of 235 thousand since Q4 2020, and an increase of 76 thousand in the quarter
•	Infrastructure-Based Internet Subscriber Base: 374 thousand subscribers at quarter-end, an increase of 45 thousand subscribers since Q4 2020, and an increase of 9 thousand in the quarter
•	TV Subscriber Base[3]: 226 thousand subscribers at quarter-end, a decrease of 6 thousand subscribers since Q4 2020, and unchanged in the quarter

Rosh Ha’ayin, Israel, February 28, 2022 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter and year ended December 31, 2021.

Ms. Osnat Ronen, Chairperson of Partner’s board of directors, noted:
"Partner presents today impressive annual results and proves, quarter after quarter, that it is a robust, stable and growing company. The business results are the outcome of the determined implementation of the Company's business strategy, which is based upon growth and establishing Partner's core operations, in cellular and in fixed-line, while focusing on the accelerated deployment of its independent fiber-optic network and the connection of customers to the network. Along with growth in the cellular segment, an improvement in profitability and a strong balance sheet, Partner is positioned today as a leading and attractive communications group. On behalf of Partner's Board of Directors, I would like to thank Partner’s CEO, Avi Zvi, the management, and the Company's employees for the achievements and the good results."

Commenting on the results for the fourth quarter and full year 2021, Mr. Avi Zvi, CEO of Partner, noted:
"Partner ended 2021 with improvements in its key financial measures, despite the ongoing COVID‑19 impacts and the continued highly competitive landscape in the Israeli telecoms market.

The results reflect the importance the Company places on the customer who is at the epicenter of the Company's activities. We believe in transparency, fairness and in attentiveness towards our customers. It is not without reason that the cellular segment consistently continues to expand its subscriber base, having exceeded the three million subscribers mark in the last quarter.

Partner has strengthened its standing as a leading infrastructure player and, as such, it was decided to accelerate the deployment of our fiber-optic infrastructure with the aim of connecting approximately one million households by the end of this year, including in peripheral areas. In the cellular segment, Partner intends to continue with the accelerated deployment of 5G sites with the aim of achieving over 40% population coverage by the end of this year. In TV services, Partner is also prepared for the expected entrance of additional international streaming services with its unique super-aggregator model.

Partner excels with human capital of the first degree which is equipped, in particular, with the flexibility and adaptability necessary for the new era and changing conditions, in both its human and technological aspects. As part of our strategy, we are investing in the work environment and workforce compensation. Partner is proud of the renewal of the Collective Employment Agreement for a further three years. The commitment of all our employees has played a significant role in the impressive financial results for 2021.

I would like to thank Partner's Board of Directors, headed by Chairperson Osnat Ronen, for their complete backing for the measures we have taken over the past year."

Mr. Tamir Amar, Partner's Deputy CEO & Chief Financial Officer, commented on the results:
“2021 ended with another quarter of subscriber growth accompanied by growth in profit and profitability. The cellular segment achieved service revenue growth for a third consecutive quarter with higher profitability than was achieved in the fourth quarter of 2019 - prior to COVID-19. Early signs of the strategic shift of continued focus towards fiber-optics and measures taken to improve the TV results can be seen in fixed-line segment profitability, which continued to improve and presented an increase of 35% in Adjusted EBITDA compared to the corresponding quarter last year.

Our cellular subscriber base increased this year by 137 thousand and 22 thousand, respectively in 2021 and the last quarter. Including subscribers of data and voice packages, provided to students with a fixed twelve-month package by the Ministry of Education, the subscriber base increased in 2021 by 187 thousand, including an increase of four thousand in the last quarter of the year.

The churn rate in the fourth quarter of 2021 totaled 7.9%, or 7.3% excluding Ministry of Education subscribers, compared to 7.2% in the corresponding quarter last year. ARPU in the fourth quarter totaled NIS 48, compared to NIS 49 in the corresponding quarter last year. Despite the volatile impact of COVID-19 on interconnect revenues and roaming service revenues in the course of 2021, the Company succeeded in maintaining a level of ARPU of NIS 48 in every quarter of 2021.

The number of Homes Connected (HC) within buildings connected to our fiber-optic infrastructure reached 700 thousand at the end of the year, an increase of 235 thousand in 2021 compared to an increase of 141 thousand in 2020, as a result of the acceleration of the fiber-optic deployment phase. In the fourth quarter alone the number of Homes Connected within buildings connected to our fiber-optic infrastructure increased by 76 thousand compared to an increase of only 33 thousand in the corresponding quarter last year.

Partner’s fiber-optic subscriber base totaled 212 thousand at the end of the year, reflecting a 30% penetration rate from potential customers in connected buildings, the same rate as at the end of last year. Partner’s fiber-optic subscriber base increased by 73 thousand in 2021 compared to an increase of 63 thousand in 2020; our fiber-optic subscriber base increased by 20 thousand in the last quarter of 2021, compared to an increase of 19 thousand in both the previous quarter and the corresponding quarter last year.

The Company’s intention is to deploy additional fiber-optic infrastructure within Israel, which will provide international telecommunications operators with connections and data transfer services between the Far East/ Gulf countries and Europe, thereby offering a sustainable alternative to the existing connections, including through the Suez Canal. The first agreement for such services was completed in January 2022, and Partner intends to further extend this line of business in the future.

Regarding our television services, the subscriber base remained unchanged from the previous quarter and totaled 226 thousand. The overall increase in 2021 was 15 thousand, mainly due to the impact of the strategic business change in TV services. However, the reported subscriber base decreased by 6 thousand, taking into account the proactive removal of subscribers who had remained in trial periods of over six months without charge or usage that we carried out in the second quarter of 2021.

Adjusted EBITDA in the fourth quarter totaled NIS 250 million, an increase of 23% compared to NIS 203 million in the corresponding quarter last year.

Looking ahead, the Company expects that in the first quarter of 2022, due to the continued increase in air travel compared to the corresponding quarter last year, the moderate recovery in roaming service revenues will continue compared to the corresponding quarter last year, but to a lesser degree than in fourth quarter of 2021 due to the impact of seasonality and of the COVID-19 Omicron variant.

The acceleration of the fiber-optic deployment impacted upon CAPEX payments in the fourth quarter of 2021, which totaled NIS 212 million. On an annual basis, CAPEX payments totaled NIS 672 million in 2021 compared to NIS 573 million in 2020. The Company currently expects that CAPEX payments will increase further in 2022, by approximately the same amount as the increase recorded in 2021, to be succeeded by a significant CAPEX payments decrease in 2023, following the completion of the major phase of deployment of the fiber-optic infrastructure by the end of 2022. As in 2021, the Company's continued investment in the 5G cellular network is not expected to have a significant impact on CAPEX payments in 2022.

The Adjusted Free Cash Flow (before interest and including lease payments) for the fourth quarter totaled negative NIS 79 million, mainly reflecting the increase in CAPEX payments, an advance-payment of frequency fees in an amount of NIS 55 million and the annual payment for the government-mandated fiber incentive fund. For 2022, the impact of the expected increase in capital expenditure payments on Adjusted Free Cash Flow is expected to be offset by other factors, including the impact of the advance-payment of frequency fees to the Ministry of Communications that was made in 2021.

Net debt of the Company was NIS 744 million at the end of 2021, compared with NIS 657 million at the end of 2020, an increase of NIS 87 million. The Company's net debt to Adjusted EBITDA ratio remained at 0.8 at year-end 2021."

2021 compared to 2020 and 2019

NIS Million (except EPS)	2019	2020	2021
Service Revenues	2,560	2,508	2,635
Equipment Sales Revenues	674	681	728
Total Revenues	3,234	3,189	3,363
Gross profit from equipment sales	144	145	152
OPEX	1,885	1,871	1,901
Operating profit	87	96	163
Adjusted EBITDA	853	822	922
Adjusted EBITDA as a percentage of total revenues	26%	26%	27%
Profit for the period	19	17	115
Earnings per share (basic, NIS)	0.12	0.09	0.63
Capital Expenditures (cash)	629	573	672
Adjusted free cash flow (before interest payments)	49	72	(43)
Net Debt	957	657	744

Key Performance Indicators

	2019	2020	2021	Change YoY
Reported Cellular Subscribers (end of period, thousands)	2,657	2,836	3,023	Post-Paid: Increase of 176 thousand (including an increase of 50 thousand packages for the Ministry of Education) Pre-Paid: Increase of 11 thousand
Cellular Subscribers (end of period, thousands) excluding packages from Ministry of Education	2,657	2,811	2,948	Post-Paid: Increase of 126 thousand Pre-Paid: Increase of 11 thousand
Monthly Average Revenue per Cellular User (ARPU) (NIS)	57	51	48
Reported Annual Cellular Churn Rate (%)	31%	30%	28%
Annual Cellular Churn Rate (%) excluding packages for the Ministry of Education	31%	30%	28%
Fiber-Optic Subscribers (end of period, thousands)	76	139	212	Increase of 73 thousand subscribers
Homes Connected to the Fiber-Optic Infrastructure (HC), (end of period, thousands)	324	465	700	Increase of 235 thousand households
Infrastructure-Based Internet Subscribers (end of period, thousands)	268	329	374	Increase of 45 thousand subscribers
TV Subscribers (end of period, thousands)	188	232	226	Decrease of 6 thousand subscribers. An increase of 15 thousand subscribers excluding removal of trial-period subscribers

Q4 2021 compared with Q4 2020

NIS Million (except EPS)	Q4’20	Q4’21	Comments
Service Revenues	632	675	The increase reflected growth in fixed-line and cellular services from subscriber growth in cellular and fiber-optics, with an increase in cellular roaming services
Equipment Sales Revenues	176	178	The increase reflected higher equipment sales in the cellular segment that was largely offset by lower revenues in the fixed-line segment
Total Revenues	808	853
Gross profit from equipment sales	40	34
OPEX	480	469
The decrease mainly reflected decreases in wholesale internet expenses and, as a result of the easing of the COVID-19 crisis, in interconnect expenses, which were partially offset by an increase in payroll and related expenses

Operating profit	20	56
Adjusted EBITDA	203	250
Adjusted EBITDA as a percentage of total revenues	25%	29%
Profit for the period	5	77
Earnings per share (basic, NIS)	0.03	0.42
Capital Expenditures (cash)	156	212
Adjusted free cash flow (before interest payments)	(3)	(79)
Net Debt	657	744

Key Performance Indicators

	Q4'20	Q3’21	Q4’21	Change QoQ
Reported Cellular Subscribers (end of period, thousands)	2,836	3,019	3,023	Post-Paid: Increase of 7 thousand (including decrease of 26 thousand data packages and an increase of 8 thousand voice packages for the Ministry of Education) Pre-Paid: Decrease of 3 thousand
Cellular Subscribers (end of period, thousands) excluding packages for Ministry of Education	2,811	2,926	2,948	Post-Paid: Increase of 25 thousand Pre-Paid: Decrease of 3 thousand
Monthly Average Revenue per Cellular User (ARPU) (NIS)	49	48	48
Reported Quarterly Cellular Churn Rate (%)	7.2%	6.4%	7.9%
Quarterly Cellular Churn Rate (%) excluding packages for the Ministry of Education	7.2%	6.6%	7.3%
Fiber-Optic Subscribers (end of period, thousands)	139	192	212	Increase of 20 thousand subscribers
Homes Connected to the Fiber-Optic Infrastructure (HC), (end of period, thousands)	465	624	700	Increase of 76 thousand households
Infrastructure-Based Internet Subscribers (end of period, thousands)	329	365	374	Increase of 9 thousand subscribers
TV Subscribers (end of period, thousands)	232	226	226	Unchanged

Key Financial Results

NIS MILLION (except EPS)	2019	2020	2021
Revenues	3,234	3,189	3,363
Cost of revenues	2,707	2,664	2,732
Gross profit	527	525	631
S,G&A and credit losses	468	459	496
Other income	28	30	28
Operating profit	87	96	163
Finance costs, net	68	69	64
Income tax expenses (income)	*	10	(16)
Profit for the year	19	17	115
Earnings per share (basic, NIS)	0.12	0.09	0.63

*   Representing an amount of less than 1 million.

NIS MILLION (except EPS)	Q4'20	Q1'21	Q2'21	Q3'21	Q4'21
Revenues	808	833	840	837	853
Cost of revenues	679	691	696	667	678
Gross profit	129	142	144	170	175
S,G&A and credit losses	118	121	122	127	126
Other income	9	7	8	6	7
Operating profit	20	28	30	49	56
Finance costs, net	13	19	16	15	14
Income tax expenses (income)	2	4	5	10	(35)
Profit for the period	5	5	9	24	77
Earnings per share (basic, NIS)	0.03	0.03	0.05	0.13	0.42

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	2020	2021	Change %	2020	2021	Change %	2020	2021	2020	2021	Change %
Total Revenues	2,208	2,301	+4%	1,129	1,192	+6%	(148)	(130)	3,189	3,363	+5%
Service Revenues	1,663	1,699	+2%	993	1,066	+7%	(148)	(130)	2,508	2,635	+5%
Equipment Revenues	545	602	+10%	136	126	-7%	-	-	681	728	+7%
Operating Profit (Loss)	73	197	+170%	23	(34)		-	-	96	163	+70%
Adjusted EBITDA	533	616	+16%	289	306	+6%	-	-	822	922	+12%

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q4'20	Q4'21	Change %	Q4'20	Q4'21	Change %	Q4'20	Q4'21	Q4'20	Q4'21	Change %
Total Revenues	551	580	+5%	293	303	+3%	(36)	(30)	808	853	+6%
Service Revenues	416	431	+4%	252	274	+9%	(36)	(30)	632	675	+7%
Equipment Revenues	135	149	+10%	41	29	-29%	-	-	176	178	+1%
Operating Profit (Loss)	27	57	+111%	(7)	(1)	-86%	-	-	20	56	+180%
Adjusted EBITDA	138	162	+17%	65	88	+35%	-	-	203	250	+23%

Financial Review

In 2021, total revenues were NIS 3,363 million (US$ 1,081 million), an increase of 5% from NIS 3,189 million in 2020.

Service revenues in 2021 totaled NIS 2,635 million (US$ 847 million), an increase of 5% from NIS 2,508 million in 2020.

Service revenues for the cellular segment in 2021 totaled NIS 1,699 million (US$ 546 million), an increase of 2% from NIS 1,663 million in 2020. The increase was mainly the result of growth in the cellular subscriber base of 187 thousand subscribers, or 7%, in 2021 and a moderate increase in revenues from roaming services following the significant negative impact of the COVID-19 crisis on revenues from roaming services in 2020. The increase was partially offset by a decrease in interconnect revenues following the significant increase in incoming call volumes in 2020 related to the COVID-19 crisis, and by the continued price erosion of cellular services due to on-going competitive market conditions which remain intense, although at a lower level than in previous years.

Service revenues for the fixed-line segment in 2021 totaled NIS 1,066 million (US$ 343 million), an increase of 7% from NIS 993 million in 2020. This increase mainly reflected the increase in revenues resulting from the growth in internet and TV services, which was partially offset by a decline in revenues from international calling services (including the market for wholesale international traffic) which continue to be adversely affected by the increased penetration of internet-based solutions.

In Q4 2021, total revenues were NIS 853 million (US$ 274 million), an increase of 6% from NIS 808 million in Q4 2020.

Service revenues in Q4 2021 totaled NIS 675 million (US$ 217 million), an increase of 7% from NIS 632 million in Q4 2020.

Service revenues for the cellular segment in Q4 2021 totaled NIS 431 million (US$ 139 million), an increase of 4% from NIS 416 million in Q4 2020. The increase was mainly the result of higher roaming service revenues and the growth of the cellular subscriber base, which were partially offset by a decrease in interconnect revenues.

Service revenues for the fixed-line segment in Q4 2021 totaled NIS 274 million (US$ 88 million), an increase of 9% from NIS 252 million in Q4 2020. The increase mainly reflected higher revenues from the growth in internet and TV services, which were partially offset by the continued decline in revenues from international calling services.

Equipment sales revenues in 2021 totaled NIS 728 million (US$ 234 million), an increase of 7% from NIS 681 million in 2020, largely reflecting an increase in the volume of retail cellular equipment sales compared with the lower sales volumes in 2020 resulting from the closure of sales points during certain COVID-19-related lockdown periods. The increase was partially offset by decreases in the volume of fixed-line equipment sales and of cellular equipment sales to wholesale customers.

Gross profit from equipment sales in 2021 was NIS 152 million (US$ 49 million), compared with NIS 145 million in 2020, an increase of 5%. As with revenues from equipment sales, the increase largely reflecting the increase in the volume of retail cellular equipment sales as a result of the closure of sales points during certain COVID-19-related lockdown periods in 2020.

Equipment sales revenues in Q4 2021 totaled NIS 178 million (US$ 57 million), an increase of 1% from NIS 176 million in Q4 2020, mainly reflecting higher sales volumes in the cellular segment which were partially offset by lower sale volumes in the fixed-line segment.

Gross profit from equipment sales in Q4 2021 was NIS 34 million (US$ 11 million), compared with NIS 40 million in Q4 2020, a decrease of 15%, primarily reflecting the decrease in sales volumes in the fixed-line segment, together with a change in product mix.

Total operating expenses (‘OPEX’) totaled NIS 1,901 million (US$ 611 million), in 2021, an increase of 2% or NIS 30 million from 2020. The increase mainly reflected an increase in workforce expenses in the fixed-line segment compared with the lower workforce expenses in 2020 as part of the cost-cutting measures taken to mitigate the impact of the COVID-19 crisis on revenues. The increase also reflected increases in TV content expenses and in expenses related to the government-mandated fiber incentive fund which began operating in 2021. These effects were partially offset by decreases in wholesale internet expenses, in credit losses and in interconnect expenses. Including depreciation and amortization expenses, OPEX in 2021 increased by 3% compared with 2020.

Total operating expenses (‘OPEX’) totaled NIS 469 million (US$ 151 million), in Q4 2021, a decrease of 2% or NIS 11 million from Q4 2020. This decrease mainly reflected decreases in wholesale internet expenses and, as a result of the easing of the COVID-19 crisis, in interconnect expenses which were partially offset by an increase in payroll and related expenses. Including depreciation and amortization expenses, OPEX in Q4 2021 decreased by NIS 1 million compared with Q4 2020.

Operating profit for 2021 was NIS 163 million (US$ 52 million), an increase of 70% compared with operating profit of NIS 96 million in 2020. The increase in operating profit mainly reflected the increase in service revenues which more than offset the increase in operating expenses including depreciation and amortization expenses.

Adjusted EBITDA in 2021 totaled NIS 922 million (US$ 296 million), an increase of 12% from NIS 822 million in 2020. As a percentage of total revenues, Adjusted EBITDA in 2021 was 27% compared with 26% in 2020.

Adjusted EBITDA for the cellular segment was NIS 616 million (US$ 198 million), in 2021, an increase of 16% from NIS 533 million in 2020, largely reflecting the increase in cellular segment service revenues and the decrease in operating expenses. The decrease in operating expenses for the cellular segment was principally due to decreases in credit losses, network and cable maintenance expenses, interconnect expenses and workforce and related expenses, partially offset by expenses related to the government-mandated fiber incentive fund, which began operating in 2021. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2021 was 27% compared with 24% in 2020.

Adjusted EBITDA for the fixed-line segment was NIS 306 million (US$ 98 million) in 2021, an increase of 6% from NIS 289 million in 2020, mainly reflecting the growth in internet and TV services, which was partially offset by the increase in total operating expenses. The increase in total operating expenses for the fixed-line segment principally reflected increased workforce and related expenses, partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues, and an increase in TV content expenses, partially offset by a decrease in wholesale internet expenses. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in 2021 was 26%, unchanged from 2020.

Operating profit for Q4 2021 was NIS 56 million (US$ 18 million), an increase of NIS 36 million compared with NIS 20 million in Q4 2020.

Adjusted EBITDA in Q4 2021 totaled NIS 250 million (US$ 80 million), an increase of 23% from NIS 203 million in Q4 2020. As a percentage of total revenues, Adjusted EBITDA in Q4 2021 was 29% compared with 25% in Q4 2020.

Adjusted EBITDA for the cellular segment was NIS 162 million (US$ 52 million) in Q4 2021, an increase of 17% from NIS 138 million in Q4 2020. The increase largely reflected increases in service revenues and in gross profit from cellular segment equipment sales. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q4 2021 was 28% compared with 25% in Q4 2020.

Adjusted EBITDA for the fixed-line segment was NIS 88 million (US$ 28 million) in Q4 2021, an increase of 35% from NIS 65 million in Q4 2020. The increase mainly reflected both the increase in service revenues and the decrease in OPEX, largely a result of lower wholesale internet expenses, which were partially offset by a decrease in gross profit from fixed-line segment equipment sales. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in Q4 2021 was 29% compared with 22% in Q4 2020.

Finance costs, net in 2021 were NIS 64 million (US$ 21 million), a decrease of 7% compared with NIS 69 million in 2020. The decrease mainly reflected the one-time expense in 2020 of approximately NIS 7 million relating to the partial early repayment of the Company’s Notes Series F during the year.

Finance costs, net in Q4 2021 were NIS 14 million (US$ 5 million), an increase of 8% compared with NIS 13 million in Q4 2020.

Income tax income in 2021 totaled NIS 16 million (US$ 5 million), compared with income tax expenses of NIS 10 million in 2020. The income tax income in 2021 reflected a one-time income tax income of NIS 43 million which was recorded in 2021 following the signing of a tax assessment agreement with the Israeli Tax Authority for the years 2016 to 2019.

Income tax income in Q4 2021 totaled NIS 35 million (US$ 11 million), compared with income tax expenses of NIS 2 million in Q4 2020, for the same reason as the annual income tax income.

Overall, the Company's profit in 2021 totaled NIS 115 million (US$ 37 million), an increase of NIS 98 million compared with NIS 17 million in 2020.

Based on the weighted average number of shares outstanding during 2021, basic earnings per share or ADS, was NIS 0.63 (US$ 0.20) an increase of NIS 0.54 per share compared with basic earnings per share of NIS 0.09 in 2020.

Profit in Q4 2021 was NIS 77 million (US$ 25 million), an increase of NIS 72 million compared with NIS 5 million in Q4 2020.

Based on the weighted average number of shares outstanding during Q4 2021, basic earnings per share or ADS, was NIS 0.42 (US$ 0.14), compared with basic earnings per share or ADS, of NIS 0.03 in Q4 2020.

Cellular Segment Operational Review

At the end of 2021, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 3.02 million, including approximately 2.67 million Post-Paid subscribers or 88% of the base, and 352 thousand Pre-Paid subscribers, or 12% of the base.

Over the year 2021, the cellular subscriber base increased by 187 thousand subscribers. The Post-Paid subscriber base increased by 176 thousand subscribers and the Pre-Paid subscriber base increased by 11 thousand subscribers. The Post-Paid subscriber base at the end of 2021 included approximately 75 thousand Ministry of Education subscribers, compared with approximately 25 thousand Ministry of Education subscribers at the end of 2020.

Total cellular market share (based on the number of subscribers) at the end of 2021 was estimated to be approximately 28%, compared with 27% in 2020.

The annual churn rate for cellular subscribers in 2021 decreased to 28%, compared with 30% in 2020.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers in 2021 was NIS 48 (US$ 15), a decrease of 6% from NIS 51 in 2020. The decrease mainly reflected the continued price erosion of cellular services due to the continued competitive market conditions, albeit at a lower rate than in previous years, as well as the impact of the decrease in interconnect revenues in 2021 following the particularly high incoming call volumes in the year 2020 which was related to the COVID-19 crisis, partially offset by the positive impact of the moderate recovery in roaming service revenues in 2021.

During the fourth quarter of 2021, the cellular subscriber base increased by 4 thousand subscribers. The Post-Paid subscriber base increased by 7 thousand subscribers and the Pre-Paid subscriber base declined by 3 thousand subscribers. The increase in the Post-Paid subscriber base included a decrease of 26 thousand data packages and an increase of 8 thousand voice packages from the Ministry of Education. Excluding these packages, the increase in the Post-Paid subscriber base in the fourth quarter totaled 25 thousand.

The quarterly churn rate for cellular subscribers in Q4 2021 was 7.9%, compared with 7.2% in Q4 2020. Excluding data and voice packages for the Ministry of Education, the churn rate in Q4 2021 was 7.3%.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q4 2021 was NIS 48 (US$ 15), a decrease of 2% from NIS 49 in Q4 2020, largely for the same reasons as the annual decrease in ARPU.

Fixed-Line Segment Operational Review

At the end of 2021, the Company's fiber-optic subscriber base was 212 thousand subscribers, an increase of 73 thousand subscribers in the year, and of 20 thousand subscribers during the fourth quarter of 2021.

At the end of 2021, the Company's infrastructure-based internet subscriber base was 374 thousand subscribers, an increase of 45 thousand subscribers in the year, and of 9 thousand subscribers during the fourth quarter of 2021.

At the end of 2021, households in buildings connected to our fiber-optic infrastructure (HC) totaled 700 thousand, an increase of 235 thousand during the year, and of 76 thousand during the fourth quarter of 2021.

At the end of 2021, the Company's TV subscriber base was 226 thousand subscribers, a decrease of 6 thousand subscribers in the year, and unchanged from third quarter of 2021. The decrease largely reflected the removal, in the second quarter of 2021, of approximately 21 thousand subscribers from its TV subscriber base who had remained in trial periods of over six months without charge or usage, as well as the impact of the strategic business change in TV services. Excluding this removal, the subscriber base increased by 15 thousand in 2021.

Funding and Investing Review

In 2021, Adjusted Free Cash Flow (including lease payments) totaled negative NIS 43 million (US$ 14 million), a decrease of NIS 115 million from NIS 72 million in 2020.

Cash generated from operating activities decreased by 2% to NIS 774 million (US$ 249 million) in 2021 from NIS 786 million in 2020. The decrease mainly reflected the impact of the increases in accounts receivables, following the advance-payment of frequency fees to the Ministry of Communications in an amount of NIS 55 million, and in inventories, as well as a decrease in deferred revenues and other, partially offset by the impact of the increases in Adjusted EBITDA and in trade and other payables and provisions.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 148 million (US$ 48 million) in 2021, an increase of 1% from NIS 147 million in 2020.

Cash capital expenditures (Capex payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 672 million (US$ 216 million) in 2021, an increase of 17% from NIS 573 million in 2020.

In Q4 2021, Adjusted Free Cash Flow (including lease payments) totaled negative NIS 79 million (US$ 25 million), a decrease of NIS 76 million compared with negative NIS 3 million in Q4 2020.

Cash generated from operating activities totaled NIS 163 million (US$ 52 million) in Q4 2021, a decrease of 10% from NIS 182 million in Q4 2020. The decrease mainly reflected the advance-payment described above in the annual discussion, and the annual payment for the government- mandated fiber incentive fund in an amount of NIS 12 million.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 32 million (US$ 10 million) in Q4 2021, unchanged from Q4 2020.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 212 million (US$ 68 million) in Q4 2021, an increase of 36% from NIS 156 million in Q4 2020.

The level of net debt at the end of 2021 amounted to NIS 744 million (US$ 239 million), compared with NIS 657 million at the end of 2020, an increase of NIS 87 million.

Conference Call Details

Partner will host a conference call to discuss its financial results on Monday, February 28, 2022 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3.918.0687
North America toll-free: +1.866.860.9642
A live webcast of the call will also be available on Partner's Investors Relations website at:

http://www.partner.co.il/en/Investors-Relations/lobby

If you are unavailable to join live, the replay of the call will be available from February 28, 2022 until March 27, 2022, at the following numbers:
International: +972.3.925.5921
North America toll-free: +1.888.254.7270
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief regarding (i) the acceleration of the deployment  of the Company's fiber-optic infrastructure by the end of 2022; (ii) the continued accelerated deployment of 5G sites; (iii) the entrance of international streaming services to Israel; (iv) the deployment of fiber-optic infrastructure for international telecommunications operators and extending this line of business; (v) moderate recovery in roaming service revenues; (vi) future changes in CAPEX payments and their impact following completion of the major phase of the fiber-optic infrastructure deployment and investment in the 5G cellular network; and (vii) the impact of the expected increase in capital expenditure payments on Adjusted Free Cash Flow. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.
We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular (i) the severity and duration of the impact on our business of the Covid-19 health crisis, (ii) unexpected technical issues which may arise as we rollout our 5G network and expand the range of services, and as we deploy the fiber optic infrastructure, and (iii) currently unanticipated demands on our financial resources which could limit our ability to pursue our strategic objectives.  In light of the current unreliability of predictions as to the ultimate severity and duration of the Covid-19 health crisis, as well as the specific regulatory and business risks facing our business, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2021: US $1.00 equals NIS 3.110. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Profit
add
Income tax income,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA
divided by
Total revenues
Profit
Adjusted Free Cash Flow	Cash flows from operating activities add Cash flows from investing activities deduct Investment in deposits, net deduct Lease principal payments deduct Lease interest payments	Cash flows from operating activities add Cash flows from investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,
	2020	2021	2021
	In millions
CURRENT ASSETS
Cash and cash equivalents	376	308	99
Short-term deposits	411	344	111
Trade receivables	560	571	184
Other receivables and prepaid expenses	46	152	49
Deferred expenses – right of use	26	27	9
Inventories	77	87	28
	1,496	1,489	480

NON CURRENT ASSETS
Long-term deposits	155	280	90
Trade receivables	232	245	79
Deferred expenses – right of use	118	142	45
Lease – right of use	663	679	218
Property and equipment	1,495	1,644	529
Intangible and other assets	521	472	152
Goodwill	407	407	131
Deferred income tax asset	29	34	11
Other non-current receivables	9	1	*
	3,629	3,904	1,255

TOTAL ASSETS	5,125	5,393	1,735

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,
	2020	2021	2021
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	290	268	86
Trade payables	666	705	227
Other payables and provisions	127	185	59
Current maturities of lease liabilities	120	125	40
Deferred revenues and other	131	139	45
	1,334	1,422	457
NON CURRENT LIABILITIES
Notes payable	1,219	1,224	394
Borrowings from banks	86	184	59
Financial liability at fair value	4
Liability for employee rights upon retirement, net	42	35	12
Lease liabilities	582	595	191
Deferred revenues from HOT mobile	71	39	13
Provisions and other non-current liabilities	64	35	11
	2,068	2,112	680

TOTAL LIABILITIES	3,402	3,534	1,137

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2020 and 2021 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2020 – *182,826,973 shares
December 31, 2021 – *183,678,220shares
Capital surplus	1,311	1,279	411
Accumulated retained earnings	606	742	239
Treasury shares, at cost December 31, 2020 – **7,741,784 shares December 31, 2021 – **7,337,759shares	(196)	(164)	(53)
TOTAL EQUITY	1,723	1,859	598
TOTAL LIABILITIES AND EQUITY	5,125	5,393	1,735

*    Net of treasury shares.
**  Including restricted shares in an amount of 1,008,735 and 1,349,119 as of December 31, 2020 and December 31, 2021, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
	New Israeli Shekels			into U.S. dollars
	Year ended December 31,
	2019	2020	2021	2021
	In millions (except earnings per share)
Revenues, net	3,234	3,189	3,363	1,081
Cost of revenues	2,707	2,664	2,732	878
Gross profit	527	525	631	203

Selling and marketing expenses	301	291	323	104
General and administrative expenses	149	145	164	52
Credit losses	18	23	9	3
Other income, net	28	30	28	9
Operating profit	87	96	163	53
Finance income	7	8	4	1
Finance expenses	75	77	68	22
Finance costs, net	68	69	64	21
Profit before income tax	19	27	99	32
Income tax income (expenses)	*	(10)	16	5
Profit for the year	19	17	115	37

Earnings per share
Basic	0.12	0.09	0.63	0.20
Diluted	0.12	0.09	0.62	0.20

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31,
	2019	2020	2021	2021
	In millions
Profit for the year	19	17	115	37
Other comprehensive income, items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	(2)	1	8	3
Income taxes relating to remeasurements of
post-employment benefit obligations	*	*	(2)	(1)
Other comprehensive income (loss)
for the year, net of income taxes	(2)	1	6	2

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	17	18	121	39

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Year ended December 31, 2021				Year ended December 31, 2020
	In millions				In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,687	948		2,635	1,647	861		2,508
Inter-segment revenue - Services	12	118	(130)		16	132	(148)
Segment revenue - Equipment	602	126		728	545	136		681
Total revenues	2,301	1,192	(130)	3,363	2,208	1,129	(148)	3,189
Segment cost of revenues - Services	1,204	952		2,156	1,272	856		2,128
Inter-segment cost of revenues - Services	117	13	(130)		131	17	(148)
Segment cost of revenues - Equipment	498	78		576	451	85		536
Cost of revenues	1,819	1,043	(130)	2,732	1,854	958	(148)	2,664
Gross profit	482	149		631	354	171		525
Operating expenses (3)	302	194		496	300	159		459
Other income, net	17	11		28	19	11		30
Operating profit (loss)	197	(34)		163	73	23		96
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	410	334			450	264
–Other (1)	9	6			10	2
Segment Adjusted EBITDA (2)	616	306			533	289
Reconciliation of segment subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)				922				822
- Depreciation and amortization				(744)				(714)
- Finance costs, net				(64)				(69)
- Income tax income (expenses)				16				(10)
- Other (1)				(15)				(12)
Profit for the year				115				17

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months ended December 31, 2021				3 months ended December 31, 2020
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	429	246		675	412	220		632
Inter-segment revenue - Services	2	28	(30)		4	32	(36)
Segment revenue - Equipment	149	29		178	135	41		176
Total revenues	580	303	(30)	853	551	293	(36)	808
Segment cost of revenues - Services	298	236		534	312	231		543
Inter-segment cost of revenues - Services	27	3	(30)		31	5	(36)
Segment cost of revenues - Equipment	124	20		144	112	24		136
Cost of revenues	449	259	(30)	678	455	260	(36)	679
Gross profit	131	44		175	96	33		129
Operating expenses (3)	79	47		126	73	45		118
Other income, net	5	2		7	4	5		9
Operating profit (loss)	57	(1)		56	27	(7)		20
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	100	86			108	72
–Other (1)	5	3			3	*
Segment Adjusted EBITDA (2)	162	88			138	65
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				250				203
- Depreciation and amortization				(186)				(180)
- Finance costs, net				(14)				(13)
- Income tax income (expenses)				35				(2)
- Other (1)				(8)				(3)
Profit for the period				77				5

*	Representing an amount of less than 1 million.
(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

(3)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels			Convenience translation into U.S. Dollars
	Year ended December 31,
	2019	2020	2021	2021
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	838	787	791	254
Income tax paid	(1)	(1)	(17)	(5)
Net cash provided by operating activities	837	786	774	249

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(462)	(409)	(519)	(167)
Acquisition of intangible and other assets	(167)	(164)	(153)	(49)
Acquisition of a business, net of cash acquired	(3)
investment in deposits, net	(552)	(14)	(58)	(19)
Interest received	1	6	3	1
Consideration received from sales of property and equipment	2	*	*	*
Net cash used in investing activities	(1,181)	(581)	(727)	(234)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(139)	(129)	(130)	(42)
Lease interest payments	(20)	(18)	(18)	(6)
Share issuance, net of issuance costs		276
Proceeds from issuance of notes payable, net of issuance costs	562	466	220	71
Proceeds from issuance of option warrants exercisable for notes payables	37
Interest paid	(37)	(49)	(48)	(15)
Proceeds from non-current bank borrowing received			150	48
Repayment of borrowings	(65)	(52)	(52)	(17)
Repayment of notes payables	(109)	(620)	(237)	(76)
Settlement of contingent consideration		(2)
Transactions with non-controlling interests	(2)
Net cash provided by (used in) financing activities	227	(128)	(115)	(37)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(117)	77	(68)	(22)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	416	299	376	121

CASH AND CASH EQUIVALENTS AT END OF YEAR	299	376	308	99

*   Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels			Convenience translation into U.S. Dollars
	Year ended December 31,
	2019	2020	2021	2021
	In millions

Cash generated from operations:
Profit for the year	19	17	115	37

Adjustments for:
Depreciation and amortization	723	683	713	229
Amortization of deferred expenses - Right of use	28	31	31	10
Employee share based compensation expenses	17	12	15	5
Liability for employee rights upon retirement, net	1	(1)	2	1
Finance costs, net	5	(2)	(4)	(1)
Lease interest payments	20	18	18	6
Interest paid	37	49	48	15
Interest received	(1)	(6)	(3)	(1)
Deferred income taxes	4	12	(7)	(2)
Income tax paid	1	1	17	5
Capital loss from property and equipment	(2)	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	42	82	(24)	(8)
Other	(1)	(6)	(70)	(23)
Increase (decrease) in accounts payable and accruals:
Trade	63	(57)	3	1
Other payables and provisions	(14)	(70)	27	8
Deferred revenues and other	(27)	24	(24)	(7)
Increase in deferred expenses - Right of use	(51)	(47)	(56)	(18)
Decrease (increase) in inventories	(26)	47	(10)	(3)
Cash generated from operations	838	787	791	254

*   Representing an amount of less than 1 million.

At December 31, 2019, 2020 and 2021, trade and other payables and provisions, net included NIS 115 million, NIS 139 million and NIS 157 million (US$ 50 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment. Cost of inventory used as fixed assets during 2020 and 2021 were NIS 8 million and NIS 33 million (US$ 11 million), respectively.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	12 months ended December 31,		3 months ended December 31,		12 months ended December 31,	3 months ended December 31,
	2020	2021	2020	2021	2021	2021
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Net cash provided by operating activities	786	774	182	163	249	53
Net cash used in investing activities	(581)	(727)	(61)	(313)	(234)	(101)
Investment in (proceeds from) deposits, net	14	58	(92)	103	19	33
Lease principal payments	(129)	(130)	(27)	(28)	(42)	(9)
Lease interest payments	(18)	(18)	(5)	(4)	(6)	(1)
Adjusted Free Cash Flow	72	(43)	(3)	(79)	(14)	(25)
Interest paid	(49)	(48)	(7)	(5)	(15)	(2)
Adjusted Free Cash Flow After Interest	23	(91)	(10)	(84)	(29)	(27)

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	12 months ended December 31,		3 months ended December 31,		12 months ended December 31,	3 months ended December 31,
	2020	2021	2020	2021	2021	2021
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cost of revenues - Services	2,128	2,156	543	534	693	173
Selling and marketing expenses	291	323	79	85	104	27
General and administrative expenses	145	164	35	42	52	13
Credit losses (gains)	23	9	4	(1)	3	*
Depreciation and amortization	(714)	(744)	(180)	(186)	(239)	(60)
Other (1)	(2)	(7)	(1)	(5)	(2)	(2)
OPEX	1,871	1,901	480	469	611	151

(1)	Mainly amortization of employee share based compensation.

*   Representing an amount of less than 1 million.

Key Financial and Operating Indicators (unaudited) *
NIS M unless otherwise stated	Q4' 19	Q1' 20	Q2' 20	Q3' 20	Q4' 20	Q1'21	Q2'21	Q3'21	Q4'21	2020	2021
Cellular Segment Service Revenues	438	423	409	415	416	413	420	435	431	1,663	1,699
Cellular Segment Equipment Revenues	172	146	130	134	135	160	157	136	149	545	602
Fixed-Line Segment Service Revenues	238	245	244	252	252	260	262	270	274	993	1,066
Fixed-Line Segment Equipment Revenues	26	32	28	35	41	34	34	29	29	136	126
Reconciliation for consolidation	(40)	(39)	(37)	(36)	(36)	(34)	(33)	(33)	(30)	(148)	(130)
Total Revenues	834	807	774	800	808	833	840	837	853	3,189	3,363
Gross Profit from Equipment Sales	37	37	30	38	40	42	39	37	34	145	152
Operating Profit*	30	36	20	20	20	28	30	49	56	96	163
Cellular Segment Adjusted EBITDA*	156	132	129	134	138	143	139	172	162	533	616
Fixed-Line Segment Adjusted EBITDA*	61	83	71	70	65	66	74	78	88	289	306
Total Adjusted EBITDA*	217	215	200	204	203	209	213	250	250	822	922
Adjusted EBITDA Margin (%)*	26%	27%	26%	26%	25%	25%	25%	30%	29%	26%	27%
OPEX*	467	460	456	475	480	481	485	467	469	1,871	1,901
Finance costs, net*	20	19	13	24	13	19	16	15	14	69	64
Profit (Loss)*	7	10	7	(5)	5	5	9	24	77	17	115
Capital Expenditures (cash)	127	151	119	147	156	149	139	172	212	573	672
Capital Expenditures (additions)	129	129	121	179	166	142	182	112	244	595	680
Adjusted Free Cash Flow	16	10	44	21	(3)	19	8	9	(79)	72	(43)
Adjusted Free Cash Flow (after interest)	0	8	13	12	(10)	18	(33)	8	(84)	23	(91)
Net Debt	957	673	658	646	657	639	670	662	744	657	744
Cellular Subscriber Base (Thousands)	2,657	2,676	2,708	2,762	2,836	2,903	2,970	3,019	3,023	2,836	3,023
Post-Paid Subscriber Base (Thousands)	2,366	2,380	2,404	2,437	2,495	2,548	2,615	2,664	2,671	2,495	2,671
Pre-Paid Subscriber Base (Thousands)	291	296	304	325	341	355	355	355	352	341	352
Cellular ARPU (NIS)	55	53	51	51	49	48	48	48	48	51	48
Cellular Churn Rate (%)	7.2%	7.5%	7.5%	7.3%	7.2%	6.8%	7.2%	6.4%	7.9%	30%	28%
Infrastructure-Based Internet Subscribers (Thousands)	268	281	295	311	329	339	354	365	374	329	374
Fiber-Optic Subscribers (Thousands)	76	87	101	120	139	155	173	192	212	139	212
Homes connected to fiber-optic infrastructure (Thousands)	324	361	396	432	465	514	571	624	700	465	700
TV Subscriber Base (Thousands)	188	200	215	224	232	234	223 **	226	226	232	226 **
Number of Employees (FTE)	2,834	1,867	2,745	2,731	2,655	2,708	2,628	2,627	2,574	2,655	2,574

Comments:
*   See footnote 2 regarding use of non-GAAP measures.
** In Q2'21, the Company removed from its TV subscriber base approximately 21,000 subscribers who had joined at various different times and had remained in trial periods of over six months without charge or usage.

Disclosure for notes holders as of December 31, 2021

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.12.2021				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
F (2)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	384	384	**	392	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20* 26.11.20* 31.05.21*	225 38.5 86.5 15.1 84.8 12.2 300 62.2 26.5	851	851	18	952	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
H (2) (3)	26.12.21	198.4	198	198	**	199	2.08%	25.06.25	25.06.30	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that were exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that were allotted upon the exercise of an option warrant were identical in all their rights to the Company's Series G debentures immediately upon their allotment, and are entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that were allotted as a result of the exercise of option warrants were registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series in July 2020, November 2020 and May 2021, the Company issued Series G Notes in a principal amount of NIS 12.2 million, NIS 62.2 million and NIS 26.5 million, respectively. The issuance in May 2021 was the final exercise of option warrants from the second series.

(2)
Regarding Series F Notes, Series G Notes, Series H Notes and borrowing P, borrowing Q and borrowing R the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2021, the ratio of Net Debt to Adjusted EBITDA was 0.8. Additional stipulations mainly include: Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes, borrowing P and borrowing Q. Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes and borrowing R. Shareholders' equity shall not decrease below NIS 700 million and no dividends will be declared if shareholders' equity will be below NIS 850 million regarding Series H notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F, series G and series H: the Company shall pay additional annual interest of 0.5% in the case of a two- notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F, Series G and Series H, shall not exceed 1.25%, 1% or 1.25%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.
In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(3)	In December 2021, the Company issued Series H Notes in a principal amount of NIS 198.4 million. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.
*	On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**	Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of December 31, 2021 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.12.2021 and 28.02.2022 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.12.2021 and 28.02.2022	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
F	S&P Maalot	ilA+	ilA+	12/2021	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021,12/2021	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	12/2021	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021, 12/2021	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
H (3)	S&P Maalot	ilA+	ilA+	12/2021	12/2021	ilA+

(1) In August 2021, S&P Maalot reaffirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot reports dated August 11, 2021.

(3) In December 2021, the Company issued Series H Notes in a principal amount of NIS 198.4 million. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

 * A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating   should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2021

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	212,985	-	-	-	42,987
Second year	-	212,985	-	-	-	38,901
Third year	-	212,985	-	-	-	32,810
Fourth year	-	124,765	-	-	-	27,950
Fifth year and on	-	669,226	-	-	-	46,414
Total	-	1,432,946	-	-	-	189,062

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	52,132	-	-	-	5,772
Second year	-	22,720	-	-	-	4,464
Third year	-	11,400	-	-	-	3,932
Fourth year	-	30,000	-	-	-	3,439
Fifth year and on	-	120,000	-	-	-	9,933
Total	-	236,252	-	-	-	27,540

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.
e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	265,117	-	-	-	48,759
Second year	-	235,705	-	-	-	43,365
Third year	-	224,385	-	-	-	36,742
Fourth year	-	154,765	-	-	-	31,389
Fifth year and on	-	789,226	-	-	-	56,347
Total	-	1,669,198	-	-	-	216,602

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: February 28, 2022